SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For  12 July 2013

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Transaction in Own Shares dated 28 June 2013
99.2	Total Voting Rights dated 01 July 2013
99.3	Holding(s) in Company dated 03 July 2013
99.4	Block Listing Six Monthly Return dated 05 July 2013

Exhibit 99.1

InterContinental Hotels Group PLC
(the "Company")

Transaction in Own Shares

The Company announces that on 28 June 2013 it acquired 116,383 of its own ordinary shares at an average price of 1811.1891 pence per ordinary share. The highest and lowest prices paid for these shares were 1823 pence per share and 1795 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 4,777,504 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 263,981,793.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.2

InterContinental Hotels Group PLC
(the "Company")

Voting Rights and Capital

In accordance with Disclosure and Transparency Rule 5.6.1, the Company advises the market of the following:

As at 30 June 2013, the Company's issued share capital consists of 268,759,297 ordinary shares of 14 194/329 pence each with voting rights.

The Company holds 4,427,121 ordinary shares in Treasury.

Therefore the total number of voting rights in the Company is 264,332,176.

The above figure, 264,332,176 may be used by shareholders as the denominator for the calculations by which they may determine if they are required to notify their interest in, or a change to their interest in, the Company under the Financial Services Authority's Disclosure and Transparency Rules.

Nicolette Henfrey
Deputy Company Secretary & Head of Corporate Legal

For further information, please contact:
Corporate Legal & Secretariat (Nicolette Henfrey):    +44 (0)1895 512 000

Exhibit 99.3

For filings with the FCA include the annex
For filings with issuer exclude the annex

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:				INTERCONTINENTAL HOTELS GROUP PLC
2. Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights							√
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation:				Legal & General Group Plc (L&G)
4. Full name of shareholder(s) (if different from 3.):
5. Date of the transaction and date on which the threshold is crossed or reached:				28 June 2013
6. Date on which issuer notified:				02 July 2013
7. Threshold(s) that is/are crossed or reached:				L&G (below 3%)
8. Notified details:
A: Voting rights attached to shares
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
Number of Shares		Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights
			Direct	Direct	Indirect	Direct	Indirect
Ordinary Shares GB00B85KYF37	11,336,113 (As on 13/05/2009)		Below 3%
B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date		Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/ converted.		% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of voting rights
					Nominal		Delta

Total (A+B+C)
Number of voting rights				Percentage of voting rights
Below 3%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect) (Group)
Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)
Legal & General Investment Management Limited (Indirect) (LGIM)
Legal & General Group Plc (Direct) (L&G) ( Below 3% = LGAS, LGPL & PMC)
Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD)	Legal & General Insurance Holdings Limited (Direct) (LGIH)
Legal & General Assurance (Pensions Management) Limited (PMC)	Legal & General Assurance Society Limited (LGAS & LGPL)
Legal & General Pensions Limited (Direct) (LGPL)

Legal & General Group Plc (Direct and Indirect) (Group)
Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)
Legal & General Investment Management Limited (Indirect) (LGIM)
Legal & General Group Plc (Direct) (L&G) ( Below 3% = LGAS, LGPL & PMC)
Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD)	Legal & General Insurance Holdings Limited (Direct) (LGIH)
Legal & General Assurance (Pensions Management) Limited (PMC)	Legal & General Assurance Society Limited (LGAS & LGPL)
Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:
13. Additional information:	Notification using the total voting rights figure of 264,332,176
14. Contact name:	NICOLETTE HENFREY DEPUTY COMPANY SECRETARY & HEAD OF CORPORATE LEGAL INTERCONTINENTAL HOTELS GROUP PLC
15. Contact telephone number:	01895 512 000

Exhibit 99.4

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 5 July 2013

Name of applicant:		InterContinental Hotels Group PLC
Name of scheme:		InterContinental Hotels Group Executive Share Option Plan
Period of return:	From:	1 January 2013	To:	30 June 2013
Balance of unallotted securities under scheme(s) from previous return:		698,304
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		434,226
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		264,078

Name of contact:	Nicolette Henfrey
Telephone number of contact:	01895 512 000

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 5 July 2013

Name of applicant:		InterContinental Hotels Group PLC
Name of scheme:		InterContinental Hotels Group Sharesave Plan
Period of return:	From:	1 January 2013	To:	30 June 2013
Balance of unallotted securities under scheme(s) from previous return:		1,213,008
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		Nil
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,213,008

Name of contact:	Nicolette Henfrey
Telephone number of contact:	01895 512 000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	12 July 2013